GREEN PALNET BIOENGINEERING CO. LIMITED

19950 W. Country Club Drive
Suite 100
Aventura, Florida  33180

December 2, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention: Mr. Joel Parker, Accounting Branch Chief

Re:          Green Planet Bioengineering Co. Limited.
Item 4.01 Form 8-K
Filed November 22, 2011
File No. 000-52622

Dear Ladies and Gentlemen:

On behalf of Green Planet Bioengineering Co. Limited (the “Company” or “Registrant” or “we”), we hereby file the response to your letter dated November 28, 2011.  Each of our responses has been numbered to be consistent with the numbered comments in the Comment Letter.

Item 4.01 Changes in Registrant’s Certifying Accountant

1. Please amend your filing to state explicitly whether during your two most recent fiscal years ended December 31, 2010 and subsequent interim period through the date of the dismissal there were any disagreements with your former accountant as described in Item 304(a)(1)(iv) of Regulation S-K.  You should specify the “interim period” as the “interim period through November 18, 2011”, which you designate as the date of dismissal.

RESPONSE: In response to this Comment, the Registrant has revised paragraph three of the filing to state explicitly that there were no disagreements with the former accountant on any matter discussed in Item 304(a)(1)(iv) of Regulation S-K for the fiscal years ended December 31, 2009 and 2010 and the subsequent interim period through November 18, 2011. The language is as follows:

In connection with the audits of the Registrant’s financial statements for each of the two fiscal years ended December 31, 2009 and 2010 and through November 18, 2011 there were no disagreements with Jewett, Schwartz, Wolfe and Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Jewett, Schwartz, Wolfe and Associates would have caused the auditor to make reference to the matter in its reports.

2.  Upon amending your filing, please include as Exhibit 16, an updated letter from your former accountants, Jewett, Schwartz, Wolfe and Associates, as required by Item 304(a)(3) of Regulation S-K.  Please ensure that your former accountants date their letter.

RESPONSE: In response to this Comment, the Registrant has included in the amended filing an updated letter from the former auditor, Jewett, Schwartz, Wolfe and Associates.

The Registrant believes that its responses as set forth above address all of the matters set forth in the Staff’s Comment Letter.  Further the Registrant acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any additional questions, please do not hesitate to contact the undersigned at 305-356-8083.

Very truly yours,

/s/ Min Zhao
Min Zhao

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